United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the year ended December 31, 2014

Commission file number 1-12984

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN

(Full title of the plan)

EAGLE MATERIALS INC.

3811 Turtle Creek Blvd, Suite 1100

Dallas, Texas 75219

(Name of issuer and address of principal executive office)

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN

FINANCIAL STATEMENTS

AT DECEMBER 31, 2014 AND 2013,

AND FOR THE YEAR ENDED DECEMBER 31, 2014

Report of Independent Registered Public Accounting Firm

To the Administrative Committee

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN:

We have audited the accompanying statements of net assets available for benefits of the EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN (“Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN as of December 31, 2014 and 2013, and changes in its net assets available for benefits for the year ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

The supplemental Schedule H, Part IV – Schedule of Assets (Held at End of Year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ SUTTON FROST CARY LLP

June 26, 2015

Arlington, Texas

Eagle Materials Inc. Hourly Profit Sharing Plan

Statements of Net Assets Available for Benefits

At December 31, 2014 and 2013

	December 31,
	2014	2013
Assets:
Investments in the Eagle Materials Inc. Plans Master Trust, at fair value	$25,349,293	$23,592,939
Adjustment from fair value to contract value for fully benefit – responsive investment contracts held by a common/collective trust (Note 2)	(11,804)	(12,160)

Total Investments	25,337,489	23,580,779
Employers’ contribution receivable	1,062,099	603,101

Total Assets	26,399,588	24,183,880
Excess contributions payable	(7,177)	—

Net Assets Available for Benefits	$26,392,411	$24,183,880

See accompanying notes to financial statements.

Eagle Materials Inc. Hourly Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2014

Additions:
Participating Employers’ contributions	$1,239,514
Participant contributions	1,757,294
Participant rollovers	53,743
Interest in the Eagle Materials Inc. Plans Master Trust investment income	1,400,191

Total additions	4,450,742

Deductions:
Benefits paid to participants	(2,239,832)
Administrative expenses	(2,379)

Total deductions	(2,242,211)

Net increase	2,208,531

Net assets available for benefits:
Beginning of year	24,183,880

End of year	$26,392,411

See accompanying notes to financial statements.

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2014

NOTE 1. DESCRIPTION OF THE PLAN

The following description of Eagle Materials Inc. Hourly Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan, established April 1, 1994 and amended and restated January 1, 2014, is a defined contribution retirement plan covering eligible employees of Eagle Materials Inc. (the Company or Employer) and eligible employees of other related corporations which adopt the Plan with the Company’s consent. The Company and certain subsidiaries collectively comprise the “Participating Employers.” The Plan is administered by the Administrative Committee (the Committee) appointed by the Board of Directors of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

During the year ended December 31, 2013 the Plan was amended to include employees of Audubon Materials LLC, Tulsa Cement LLC, Kansas City Readymix LLC, Kansas City Aggregates LLC and Audubon Readymix LLC. Additionally, the Plan was amended to accept direct rollovers due to mergers and acquisitions.

Eligibility

The Plan has three distinct types of eligible employees: (1) employees eligible to participate in the employer profit sharing contributions, (2) employees eligible to participate in employer matching contributions or (3) employees not eligible to participate in any employer contribution. Eligible employees may not participate in both employer profit sharing and matching contributions, except as provided by Plan exception. Certain hourly employees of the Participating Employers participate in profit sharing contributions on the earlier of January 1 or July 1 after completing one year of service, as defined. One year of service, for purposes of eligibility, is defined as a consecutive twelve month period during which the employee worked 1,000 hours, ending on the first anniversary of the employee’s date of hire. Hourly employees of Republic Paperboard Company, LLC, a subsidiary of the Company, may participate in matching contributions on the date the employee first performs an hour of service for the Employer, as defined. Hourly employees of Mathews Ready Mix LLC, Audubon Materials, Tulsa Cement Company and Western Aggregates LLC, subsidiaries of the Company, may also participate in matching contributions during the calendar year.

A member of a group or class of employees covered by a collective bargaining agreement is not eligible to participate in the Plan unless such agreement extends the Plan to such group or class of employees.

Contributions

The Plan permits participants to contribute pre-tax up to 70% of their compensation, up to a statutory limit, as defined, to a 401(k) account upon the date of hire. Participants may contribute a portion of their compensation, as defined by the Plan, limited to the maximum amount permitted under the applicable Internal Revenue Code (the Code) regulations and the Plan document. Participants may also contribute amounts representing distributions from other qualified defined benefit and defined contribution plans.

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2014

NOTE 1. DESCRIPTION OF THE PLAN (continued)

Matching and profit sharing contributions are made by the Participating Employers as determined by the Company’s Board of Directors. Profit sharing contributions are made to all participants employed on December 31 of each year, and are allocated to participant accounts on a pro rata basis determined by each participant’s number of hours worked. Eligible employees of certain subsidiaries receive Employer nondiscretionary matching contributions. These matching contributions are generally allocated to each employee’s participant account based on a certain percentage of each employee’s eligible contribution, up to a certain percentage or dollar amount annually, as defined by the Plan. Participating Employers, at their sole discretion, may make qualified non-elective contributions to the Plan. No such contributions were made for the 2014 Plan year. Forfeitures may be used to reduce employer profit sharing contributions or administrative expenses of the Plan. Accrued discretionary employer profit sharing contributions to the Plan were reduced by assumed forfeitures of $10,000 at December 31, 2014.

Participants direct the investment of their accounts into various registered investment company funds, a common/collective trust fund or the Eagle Materials Common Stock Fund (EXPSF). The EXPSF is a unitized stock fund.

Participants may allocate up to 15% of employer and participant contributions to the EXPSF, whereas up to 100% may be allocated to any other investment option offered by the Plan.

Excess Contributions Payable

During the year ended December 31, 2014, the Plan failed the discrimination test. Excess contributions totaling $7,177 are recorded as a liability in the accompanying statement of net assets available for benefits and as a reduction of participant-directed contributions for the year ended December 31, 2014. The Plan reimbursed these excess contributions to its participants during 2015.

Vesting

Matching Contributions - Participants’ Employer nondiscretionary matching contributions do not vest until the completion of three years of vesting service, as defined.

Profit Sharing Contributions – Participants’ Employer profit sharing contributions do not vest until the completion of three years of vesting service, as defined.

Participants are fully vested in all contributions upon retirement, full and permanent disability, or death.

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2014

NOTE 1. DESCRIPTION OF THE PLAN (continued)

The Plan provides for distributions when a participant terminates employment and the fair value of the participant’s vested accrued benefit is equal to or less than $5,000. A summary of such provisions follows:

•	Upon termination of service, if the fair value of a participant’s vested accrued benefit is $5,000 or less, the Committee shall direct Fidelity Management Trust Company (Trustee) to distribute the fair value of the participant’s vested balance in a single sum. In the event of a mandatory distribution greater than $1,000 (but less than $5,000), if the participant does not elect to have such distribution paid directly to an eligible retirement plan or to receive the distribution, then the Committee will pay the distribution in a direct rollover to an individual retirement plan designated by the Committee.

•	If a participant terminates service when the participant’s vested accrued benefit is zero, the participant is deemed to receive a distribution of his entire vested accrued benefit as of the day of termination.

Participants are always fully vested in their participant contributions, related earnings and participant rollovers.

Participant Loans

Loans by participants are not permitted.

Distributions

In accordance with the Plan document, distribution of a participant’s vested account is available upon the participant’s retirement, death, disability, termination of employment, or attainment of age 59 1⁄2; or distribution is available to satisfy a financial hardship meeting the requirements of the Internal Revenue Service (IRS) regulations. Distributions are made in a lump-sum payment, a direct rollover distribution, or a combination thereof.

Termination of the Plan

Although the Employer has not expressed intent to terminate the Plan, it may do so at any time subject to the requirements of ERISA. If the Plan is terminated, participants will become fully vested in their Participating Employers’ contributions, and the method of distribution of assets will be in accordance with the provisions of ERISA.

Administrative Expenses

Certain administrative expenses of the Plan are paid by the Company. The Plan is not required to reimburse the Company for any administrative expenses paid by the Company. Expenses not paid by the Company are paid by the Plan.

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2014

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting. Distributions to participants are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Common Stock

Common stock is valued at the closing price reported on the New York Stock Exchange Composite Listing and is classified within level 1 of the valuation hierarchy.

Mutual Funds

These investments are public investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

Investment Valuation and Income Recognition

All of the Plan’s investments are commingled with the investments of the Profit Sharing and Retirement Plan of Eagle Materials Inc. (the Eagle Salaried Plan) in the Eagle Materials Inc. Plans Master Trust (the Master Trust). The Master Trust is governed by a trust agreement with the Trustee which is held accountable by and reports to the Committee.

Investments included in the Master Trust are valued at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan presents the net change in fair value of mutual funds and common and collective trusts, which consists of realized gains or losses, unrealized appreciation (depreciation), and any income or capital gain distributions from such investments, in the accompanying statement of changes in net assets available for benefits.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust. Contract value for this collective trust is based on the net asset value of the fund as reported by the investment advisor. The Statements of Net Assets Available for Benefits present the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2014

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Under the Fair Value Measurements and Disclosures topic of the Codification, ASC 820, disclosures are required about how fair value is determined for assets and liabilities and a hierarchy for which these assets and liabilities must be grouped is established, based on significant levels of inputs as follows:

Level 1 -	Quoted prices in active markets for identical assets or liabilities.

Level 2 -	Inputs other than quoted prices included in level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 -	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Common/Collective Investment Trust

The Plan holds an investment in the Fidelity Managed Income Portfolio (“Fund”), which is managed by Fidelity Management Trust Company and invests in assets (typically fixed-income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements), enters into wrap contracts (“Wrap”) issued by third parties and invests in cash equivalents represented by shares in money market funds. A Wrap is a contract with an insurance company or bank, which absorbs any gains or losses caused by market fluctuations. The Wrap allows investors to hold their investments at the original par or book value plus accrued interest, resulting in stable rates of return. The fair value of the units of this investment is based on the fair value of the underlying investments, and a NAV can be calculated for this Fund. Audited financial statements are available for this investment. The Fund intends to hold only assets whose fair market value is the contract value of the investment. Income is calculated daily and the amount of income is dependent on contract interest rates, contract maturities, and new investments in the Fund. This investment is a fully benefit-responsive fund; however, it does contain several redemption restrictions: redemptions by Plan participants to reinvest in options that compete with the Fund may be delayed for up to 90 days, and full or partial Plan sponsor directed redemptions or terminations may be delayed for up to 365 days.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2014

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Below is the Plan’s share of Master Trust investments at fair value on a recurring basis by the fair value hierarchy levels described above:

	At December 31, 2014
	Level 1	Level 2	Level 3	Value
Common stock:
Building Materials	$1,270,053	$—	$—	$1,270,053

Total common stock	1,270,053	—	—	1,270,053

Mutual funds:
Index funds	2,475,764	—	—	2,475,764
Lifecycle funds	14,462,024	—	—	14,462,024
Fixed income funds	925,594	111,804	—	1,037,398
Growth funds	4,738,773	—	—	4,738,773
International growth funds	557,766	—	—	557,766

Total mutual funds	23,159,921	111,804	—	23,271,725

Common/Collective trust	—	795,711	—	795,711

	$24,429,974	$907,515	$—	$25,337,489

	At December 31, 2013
	Level 1	Level 2	Level 3	Value
Common stock:
Building Materials	$1,527,764	$—	$—	$1,527,764

Total common stock	1,527,764	—	—	1,527,764

Mutual funds:
Index funds	2,217,189	—	—	2,217,189
Lifecycle funds	12,701,301	—	—	12,701,301
Fixed income funds	1,000,247	86,494	—	1,086,741
Growth funds	4,576,387	—	—	4,576,387
International growth funds	676,788	—	—	676,788

Total mutual funds	21,171,912	86,494	—	21,258,406

Common/Collective trust	—	794,609	—	794,609

	$22,699,676	$881,103	$—	$23,580,779

All security transactions are recorded on the trade date. Gains and losses on the disposals of investments are determined based on the average cost of all securities. Dividend income is recorded on the effective date of a declared dividend. Income from other investments is recorded as earned on an accrual basis.

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2014

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

The Master Trust allocates net investment income/(loss) to the Plan based on the ratio of fair values of the Plan’s investment in each Master Trust account. Net investment income is then allocated to participants on a pro rata basis. Administrative expenses for the year ended December 31, 2014, include Trustee and record keeper fees. Fund management fees are charged directly to the Master Trust and therefore are included in the net change in fair value of investments for the Master Trust. Administrative expenses are allocated pro rata to the Plan and the Eagle Salaried Plan.

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2014

NOTE 3. INTEREST IN THE MASTER TRUST

The fair value of the commingled investments of the participating plans in the Master Trust accounts at December 31, 2014 and 2013, and the undivided percentage interests the Plan holds in each of the Master Trust accounts are summarized as follows:

	2014		2013
	Fair Value	Percentage Interest	Fair Value	Percentage Interest
Registered Investment Companies
American Beacon Funds Large Cap Value Institutional	$2,974,140	39.9%	$2,594,568	39.5%
American Beacon Funds Small Cap Value Institutional	2,084,523	18.1%	2,362,788	22.7%
Baron Small Cap Institutional	1,205,122	17.7%	1,124,294	23.6%
Brokerage Link	1,566,030	1.4%	1,200,320	1.2%
CBA Aggressive Growth 1	1,526,291	29.6%	—	—
Fidelity Freedom 2000 Fund	—	—	4,339,837	60.8%
Fidelity Freedom 2010 Fund	6,885,967	16.2%	7,361,914	17.5%
Fidelity Freedom 2020 Fund	15,492,227	26.5%	13,075,858	24.7%
Fidelity Freedom 2030 Fund	10,083,616	37.0%	7,770,397	38.1%
Fidelity Freedom 2040 Fund	6,739,401	41.4%	5,246,783	44.6%
Fidelity Freedom 2050 Fund	98,646	34.9%	—	—
Fidelity Freedom Income Fund	4,967,027	53.9%	804,992	30.6%
Fidelity Low-Priced Stock Fund	6,341,193	19.6%	6,035,140	20.3%
Fidelity Retirement Money Market	1,311,325	8.5%	1,075,894	8.0%
Harbor International Administrative	2,690,730	19.2%	3,241,710	19.7%
JPMorgan Mid Cap Growth Select	4,051,268	29.2%	3,388,194	31.4%
Legg Mason CBA Aggressive Growth I	—	—	1,070,235	36.8%
Mainstay Large Capital Growth 1	504,480	16.2%	208,930	33.3%
Spartan 500 Index Institution	8,672,557	22.9%	7,626,799	22.9%
Spartan Extended Market Index Fund Adv	2,460,131	20.0%	2,319,818	20.4%
Spartan International Index Adv	226,905	17.9%	142,645	27.6%
Spartan U.S. Bond Index Adv	3,143,745	24.4%	3,075,282	27.8%
Vanguard Inflation Protected Securities	812,902	19.6%	815,250	17.8%

	83,838,227		74,881,648
Eagle Materials Common Stock Fund
Eagle Materials Common Stock	7,676,476	16.3%	8,384,429	18.0%

Common/Collective Trust
Fidelity Managed Income Portfolio Fund	3,519,867	22.9%	3,386,599	23.8%

	$95,034,569		$86,652,676

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2014

NOTE 3. INTEREST IN THE MASTER TRUST (continued)

Net investment income/(loss) of the Master Trust accounts for the year ended December 31, 2014, and the Plan’s share of net investment income/(loss) of each Master Trust account is summarized as follows:

	Net Appreciation in Fair Value of Investments	Interest and Dividends	Net Investment Income	Shares in Net Investment Income
American Beacon Funds Large Cap Value Institutional	$47,499	$250,621	$298,120	38.5%
American Beacon Funds Small Cap Value Intitutional	(151,824)	247,093	95,269	15.1%
Baron Small Cap Institutional	(49,270)	68,004	18,734	-6.0%
Brokerage Link	(9,566)	77,104	67,538	—
CBA Aggressive Growth 1	149,835	27,001	176,836	31.5%
Eagle Materials Inc. Common Stock	(1,190)	—	(1,190)	-1430.8%
Fidelity Freedom 2000 Fund	(22,249)	168,127	145,878	60.2%
Fidelity Freedom 2010 Fund	49,621	300,898	350,519	16.2%
Fidelity Freedom 2020 Fund	(229,446)	982,873	753,427	24.8%
Fidelity Freedom 2030 Fund	(102,465)	623,489	521,024	36.1%
Fidelity Freedom 2040 Fund	(111,203)	471,160	359,957	40.6%
Fidelity Freedom 2050 Fund	(510)	2,497	1,987	22.4%
Fidelity Freedom Income Fund	(61,233)	114,351	53,118	42.6%
Fidelity Low-Priced Stock Fund	103,704	355,114	458,818	19.5%
Fidelity Managed Income Portfolio Fund	—	34,187	34,187	23.6%
Fidelity Retirement Money Market	—	132	132	7.6%
Harbor International Administration	(241,030)	41,126	(199,904)	18.8%
JPMorgan Mid Cap Growth Select	29,481	363,679	393,160	30.3%
Mainstay Large Capital Growth 1	(7,590)	44,959	37,369	20.3%
Spartan 500 Index Institution	860,806	175,434	1,036,240	22.9%
Spartan Extended Market Index Adv	83,056	100,487	183,543	19.9%
Spartan International Index Adv	(21,615)	7,366	(14,249)	16.1%
Spartan U.S. Bond Index Adv	99,137	80,433	179,570	26.2%
Vanguard Inflation Protected Securities	16,980	18,306	35,286	16.6%

	$430,928	$4,554,441	$4,985,369	28.5%

The Plan provides for investments in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2014

NOTE 4. INCOME TAX STATUS

The Plan has received a determination letter from the IRS dated July 21, 2010, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. On April 28, 2015, the Plan received an updated determination letter from the IRS stating that the Plan is qualified under Section 401(a) of the Code reaffirming that the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.

The Plan had no significant uncertain tax positions for the year ended December 31, 2014. The Plan’s Annual Return/Report of Employee Benefit Plan is subject to examination by the Internal Revenue Service for three years from the date of filing.

NOTE 5. RELATED PARTY TRANSACTIONS AND PARTY-IN INTERST TRANSACTIONS

Certain Plan investments are shares of mutual funds and a common/collective trust managed by the Trustee. The Trustee is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees incurred by the Plan for the investment management services are included as a reduction of the return earned on each fund.

The Trustee provides certain administrative services to the Plan pursuant to an agreement between the Company and the Trustee. The Trustee receives revenue from mutual fund and common/collective trust service providers for services the Trustee provides to the funds. This revenue is used to offset certain amounts owed to the Trustee for its administrative services to the Plan.

If the revenue received by the Trustee from such mutual fund or common/collective trust fund service providers exceeds the amount owed under the agreement between the Trustee and the Company, the Trustee remits the excess to the Plan’s trust. Such amounts may be applied to pay Plan administrative expenses.

The Plan invests in common stock of Eagle Materials Inc. (Eagle Common Stock). During the year ended December 31, 2014, the Plan purchased and sold shares of Eagle Common Stock for $76,235 and $232,537, respectively, and experienced net appreciation of approximately $17,027. During the year ended December 31, 2013, the Plan purchased and sold shares of Eagle Common Stock for $112,611 and sold and $76,435, respectively, and experienced net appreciation of approximately $375,945.

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2014

NOTE 6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2014 and 2013:

	December 31, 2014	December 31, 2013
Net assets available for benefits per the financial statements	$26,392,411	$24,183,880
Employers’ contribution receivable	(1,062,099)	(603,101)
Excess contributions payable	7,177	—
Adjustment from contract value to fair value for fully benefit-responsive investment contracts held by a common/collective trust	11,804	12,160

Net assets available for benefits per Form 5500	$25,349,293	$23,592,939

The Form 5500 has certain income and expense items that differ from amounts shown on the accompanying financial statements. These differences relate to classification only and have no effect upon the net assets available for benefits as of December 31, 2014 or 2013.

NOTE 7. SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date the financial statements were issued and all necessary disclosures have been included.

SUPPLEMENTAL SCHEDULE

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN

SCHEDULE H; LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN#: 75-2520779

PLAN #: 001

DECEMBER 31, 2014

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
*	Fidelity Investments	Plan interest in Master Trust	$—	$25,349,293

*	Party-in-interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee which administers the Eagle Materials Inc. Hourly Profit Sharing Plan has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN

Date: June 26, 2015	By:	/s/ David B. Powers
David B. Powers,
Chairman, Administrative Committee

INDEX TO EXHIBIT

Eagle Materials Inc. Hourly Profit Sharing Plan

Exhibit Number	Exhibit	Filed Herewith or Incorporated by Reference

23	Consent of Sutton Frost Cary LLP	Filed Herewith